Filed Pursuant to Rule 424(b)(3)

Registration Statement File Number 333-151134

PROSPECTUS

4,284,691 Shares of Common Stock

Uranium Resources, Inc.

This prospectus relates to shares of our common stock that will be sold by the selling stockholders named in this prospectus.  The selling stockholders acquired these shares from us in a private placement completed on May 16, 2008.

All of the proceeds from the sale of the shares covered by this prospectus will be received by the selling shareholders.  We will not receive any of the proceeds from the sale of those shares.

Our common stock is traded on the NASDAQ Global Market under the symbol “URRE.”  On June 27, 2008, the last reported sales price for our common stock on the NASDAQ Global Market was $3.70 per share.

See “Risk Factors” beginning on page 3 of this prospectus for factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus.  Any representation to the contrary is a criminal offense.

The date of this prospectus is July 18, 2008.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents we have incorporated by reference contain forward-looking statements within the meaning of the federal securities laws. Forward-looking statements convey our current expectations or forecasts of future events. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Forward-looking statements are generally identifiable by use of the words “estimate,” “project,” “believe,” “intend,” “plan,” “anticipate,” “expect” and similar expressions. These forward-looking statements include management’s expectations regarding our reserves and mineralized uranium material, timing of receipt of mining permits, production capacity of mining operations planned for properties in South Texas and New Mexico, planned dates for commencement of production at such properties and our potential acquisition of RAML. Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Actual results could differ materially from those in forward-looking statements because of, among other reasons, the factors described below and in the periodic reports that we file with the SEC from time to time, including Forms 10-K, 10-Q and 8-K and any amendments thereto. The forward-looking statements are not guarantees of future performance. They are based on numerous assumptions that we believe are reasonable, but they are open to a wide range of uncertainties and business risks.

Key factors that could cause actual results to be different than expected or anticipated include, but are not limited to:

•                  the price of uranium;

•                  weather conditions;

•                  operating conditions at our mining projects;

•                  government regulation of the mining industry and the nuclear power industry;

•                  the world-wide supply and demand of uranium;

•                  availability of capital;

•                  timely receipt of mining and other permits from regulatory agencies; and

•                  the risks set forth herein under the caption “Risk Factors.”

In light of these risks, uncertainties and assumptions, you are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this prospectus or as of the date of any document incorporated by reference in this prospectus, as applicable. When considering forward-looking statements, you should keep in mind the cautionary statements in this prospectus and the documents incorporated by reference. We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in or incorporated by reference in this prospectus might not occur.

SUMMARY

The Securities and Exchange Commission (the “SEC”) allows us to “incorporate by reference” certain  information that we file with it, which means that we can disclose important information to you by referring you to those documents.  The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will update automatically, supplement and/or supersede this information.  Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement.  Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.  You should read the detailed information regarding our company, our common stock and our financial statements and notes to those statements appearing elsewhere in this prospectus or incorporated herein by reference.  References in this prospectus to “our company,” “we,” “our,” and “us” refer to Uranium Resources, Inc.

Uranium Resources, Inc. (“URI” or the “Company”) is involved in all aspects of the uranium mining business including exploration, mine development and production. We were organized in 1977 to develop uranium mines in South Texas using an in situ recovery mining process (“ISR”). We currently operate the Kingsville Dome and Vasquez ISR projects in Texas and plan to restart the Rosita project in the second quarter of 2008.  The Company also has plans to develop its 101.4 million pounds of in-place mineralized uranium material in New Mexico using both ISR and conventional mining and milling methods.

Our principal executive offices are located at 405 State Highway Bypass 121, Building A, Suite 110 Lewisville, Texas, and our telephone number is (972) 219-3330.

OFFERING

Issuer	Uranium Resources, Inc.

Common stock offered by the selling shareholders	4,284,691

Use of Proceeds

The proceeds from the sale of the securities covered by this prospectus will be received by the selling shareholders. The Company will not receive any of the proceeds from any sale by any selling shareholder of the securities covered by this prospectus. See “Use of Proceeds.”

Listing of common stock	The Company’s common stock is listed on the NASDAQ Global Market under the symbol “URRE.”

RISK FACTORS

You should carefully consider the general discussion of risk factors set forth in the material set forth under the caption “Business - Risk Factors” in our Form 10-K/A, and any amendments thereto, before making your investment decision, as well as those contained in any filing with the Commission subsequent to the date of this prospectus.  Those risks are not the only risks we face.  Additional risks that we do not yet know of or that we currently judge to be immaterial may also impair our business operations.  If any of the events or circumstances described in the aforementioned risks or other material actually occurs, our business, financial condition, or results of operations could be materially adversely affected.  In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

The factors identified below are important factors, but not necessarily all of the important factors, that could cause actual results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, the Company. Where any such forward-looking statement includes a statement of the assumptions or bases underlying such forward-looking statement, we caution that, while we believe such assumptions or bases to be reasonable and make them in good faith, assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending upon the circumstances. Where, in any forward-looking statement, the Company, or its management, expresses an expectation or belief as to the future results, such expectation or belief is expressed in good faith and is believed to have a reasonable basis, but there can be no assurance that the statement of expectation or belief will result, or be achieved or accomplished. Taking into account the foregoing, the following are identified as important risk factors that could cause actual results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, the Company.

On May 16, 2008, we raised approximately $14.3 million in gross proceeds in a private placement to institutional investors.  Our use of those proceeds may not improve our operating results or increase the value of your investment.

We intend to use the net proceeds from the offering for the acquisition and development of properties in Texas and general working capital purposes.  However, we do not have more specific plans for the net proceeds from the offering and our management will have broad discretion in how we use these proceeds.  The use of these proceeds may not improve our operating results or otherwise increase the value of the investment in shares of our common stock.

Future sale of shares of our common stock in the public market could depress our stock price.

We cannot predict the effect, if any, that market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock prevailing from time to time.  In particular, upon the effectiveness of this registration statement, the selling shareholders may sell their securities in the public market through any means described in the section hereof entitled “Plan of Distribution”.

We may not be able to mine a substantial portion of our uranium in New Mexico until a mill is built in New Mexico.

A substantial portion of our uranium in New Mexico may not be able to be mined unless a mill is built in New Mexico.

We may not be able to meet our production targets for the years 2010 and 2011 if the estimates of mineralized uranium material in, or permitting process for, the extensions of existing producing properties in South Texas, new properties and future exploration properties vary materially from our assessments.

In evaluating the extensions of existing producing properties in South Texas, new properties and future exploration properties we assess a number of factors, including estimates of mineralized uranium material, mining potential, future uranium prices and operating costs.  These assessments are inherently inexact and their accuracy is inherently uncertain.  Additionally, further drilling and permitting may be necessary to adequately define the various ore outlines.  If the extensions of existing producing properties in South Texas, new properties and future exploration properties vary materially from our assessments, we may not be able to meet our production targets for the years 2010 and 2011.

The drilling, permitting and developments costs of the extensions of existing producing properties in South Texas, new properties and future exploration properties may be materially higher than our initial estimates.

If the drilling, permitting and development costs of the extensions of existing producing properties in South Texas, new properties and future exploration properties are materially higher than our initial estimates, it may not be practicable for us to continue mining these areas, and we may not be able to meet our production targets for the years 2010 and 2011, or we may not generate the level of profits from these operations as anticipated.

We may not be able to acquire future exploration properties and, as a result, may not meet our production targets for the years 2010 and 2011.

If there is a material delay in finding future exploration properties, we may not be able to meet our production targets for the years 2010 and 2011.

We have incurred significant costs associated with the potential acquisition of Rio Algom Mining LLC (“RAML”).  The funding of these costs has reduced the amount of cash available to us to fund other corporate purposes.

URI has incurred and capitalized $1.2 million in costs associated with the potential acquisition of RAML. On June 25, 2008 the Company agreed with Billiton Investment 15 B.V. to terminate its agreement to purchase RAML.  These costs will be expensed in the second quarter ending June 30, 2008.

We may need to  obtain additional financing in order to implement our business plan, and the inability to obtain it could cause our business plan to fail.

As of June 27, 2008, we had approximately $16.0 million in cash. We could require additional financing in order to complete our plan of operations. We may not be able to obtain all of the financing we require. Our ability to obtain additional financing is subject to a number of factors, including the market price of uranium, market conditions, investor acceptance of our business plan, and investor sentiment. These factors may make the timing, amount, terms and conditions of additional financing unattractive or unavailable to us. If we are unable to raise additional financing, we will have to significantly reduce our spending, delay or cancel planned activities or substantially change our current corporate structure. In such an event, we intend to implement expense reduction plans in a timely manner. However, these actions would have material adverse effects on our business, revenues, operating results, and prospects, resulting in a possible failure of our business.

Terms of subsequent financings may adversely impact an investor’s investment.

In order to finance our cash needs, we will have to raise equity or debt in the future. We currently have no authorized preferred stock. An investor’s rights and the value of an investor’s investment in our common stock could be reduced. For example, if we have to issue secured debt securities, the holders of the debt would have a claim to our assets that would be prior to the rights of stockholders until the debt is paid. Interest on these debt securities would increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designations, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock.

Possible dilution to shareholders.

Shareholders may be diluted in their ownership if we raise capital. Direct dilution would occur if we sell preferred stock, common stock or debt convertible into common stock, with conversion and other terms which large institutions can negotiate for substantial capital financings which result in more favorable terms than buying stock in the market. Indirect dilution would occur if institutional financing is raised for a subsidiary company. In this scenario, the percentage of the subsidiary held by us would be diluted.

If Itochu makes a negative investment decision, our Joint Venture with Itochu for the development of the Church Rock Property will terminate, and we will not have a committed source of financing for the development of our Church Rock Property.

On December 5, 2006, HRI-Church Rock, Inc., a wholly owned subsidiary of the Company, entered into a joint venture with a wholly owned subsidiary of Itochu Corporation to develop jointly our Church Rock property in New Mexico.  Under the terms of the joint venture, both parties had until April 2, 2007 to make a preliminary investment decision whether to move forward with the joint venture.  The parties agreed to extend that date to August 1, 2008.  If Itochu makes a negative investment decision, the joint venture will terminate and we will not have a committed source of financing for the development of our Church Rock property.

Our ability to function as an operating mining company is dependent on our ability to mine our properties at a profit sufficient to finance further mining activities and for the acquisition and development of additional properties.  The volatility of uranium prices makes long-range planning uncertain and raising capital difficult.

Our ability to operate on a positive cash flow basis is dependent on mining sufficient quantities of uranium at a profit sufficient to finance our operations and for the acquisition and development of additional mining properties.  Any profit will necessarily be dependent upon, and affected by, the long and short term market prices of uranium, which are subject to significant fluctuation. Uranium prices have been and will continue to be affected by numerous factors beyond our control.  These factors include the demand for nuclear power, political and economic conditions in uranium producing and consuming countries, uranium supply from secondary sources and uranium production levels and costs of production.  A significant, sustained drop in uranium prices may make it impossible to operate our business at a level that will permit us to cover our fixed costs or to remain in operation.

The Navajo Nation ban on uranium mining in Indian Country encompasses approximately 84% of our in-place mineralized uranium material on our properties in New Mexico and will adversely affect our ability to mine unless the ban is overturned.

In February 2007, the United States Environmental Protection Agency, or USEPA, determined that Section 8 of our Church Rock property was Indian Country and that the USEPA and not the state of New Mexico has the authority to issue the Underground Injection Control, or UIC, permits for Section 8 that are a precondition to mining. We have appealed that decision to the United States Court of Appeals for the Tenth Circuit.  The case has been briefed, and oral argument occurred on May 12, 2008.  The expansive definition of Indian country adopted by the USEPA may encompass properties owned by non-Indians within Navajo chapters in New Mexico.  If that expansive definition prevails, as much as 84% of our in-place mineralized uranium materials in New Mexico could be in Indian Country.

In April 2005, the Navajo Nation Council passed the Diné Natural Resources Protection Act of 2005 prohibiting uranium mining and processing on any sites within Indian Country.  We believe that the ban is beyond the jurisdiction of the Navajo Nation. However, the ban may prevent us from developing and operating the properties until the jurisdictional issue is resolved.

Our inability to obtain financial surety would threaten our ability to continue in business.

Future bonding requirements to comply with federal and state environmental and remediation requirements and to secure necessary licenses and approvals will increase significantly when future development and production occurs at our sites in Texas and New Mexico. The amount of the bonding for each producing property is subject to annual review and revision by regulators. We expect that the issuer of the bonds will require us to provide cash collateral equal to the face amount of the bond to secure the obligation.  In the event we are not able to raise, secure or generate sufficient funds necessary to satisfy these bonding requirements, we will be unable to develop our sites and bring them into production, which inability will have a material adverse impact on our business and may negatively affect our ability to continue to operate.

Our operations are subject to environmental risks.

We are required to comply with environmental protection laws and regulations and permitting requirements, and we anticipate that we will be required to continue to do so in the future. We have expended significant resources, both financial and managerial, to comply with environmental protection laws, regulations and permitting requirements and we anticipate that we will be required to continue to do so in the future.  The material laws and regulations within the U.S. that the Company must comply with include the Atomic Energy Act, Uranium Mill Tailings Radiation Control Act of 1978, or UMTRCA, Clean Air Act, Clean Water Act, Safe Drinking Water Act, Federal Land Policy Management Act, National Park System Mining Regulations Act, and the State Mined Land Reclamation Acts or State Department of Environmental Quality regulations, as applicable. We are required to comply with the Atomic Energy Act, as amended by UMTRCA, by applying for and maintaining an operating license from the NRC and the state of Texas. Uranium operations must conform to the terms of such licenses, which include provisions for protection of human health and the environment from endangerment due to radioactive materials. The licenses encompass protective measures consistent with the Clean Air Act and the Clean Water Act. We intend to utilize specific employees and consultants in order to comply with and maintain our compliance with the above laws and regulations.  Mining operations may be subject to other laws administered by the federal Environmental Protection Agency and other agencies.

The uranium industry is subject not only to the worker health and safety and environmental risks associated with all mining businesses, but also to additional risks uniquely associated with uranium mining and milling. The possibility of more stringent regulations exists in the areas of worker health and safety, storage of hazardous materials, standards for heavy equipment used in mining or milling, the disposition of wastes, the decommissioning and reclamation of exploration, mining and in-situ sites, climate change and other environmental matters, each of which could have a material adverse effect on the costs or the viability of a particular project. We cannot predict what environmental legislation, regulation or policy will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted. The recent trend in environmental legislation and regulation, generally, is toward stricter standards, and this trend is likely to continue in the future. This recent trend includes, without limitation, laws and regulations relating to air and water quality, mine reclamation, waste handling and disposal, the protection of certain species and the preservation of certain lands. These regulations may require the acquisition of permits or other authorizations for certain activities. These laws and regulations may also limit or prohibit activities on certain lands. Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies or stricter interpretation of existing laws, may necessitate significant capital outlays, may materially affect our results of operations and business, or may cause material changes or delays in our intended activities.

Our operations may require additional analysis in the future including environmental, cultural and social impact and other related studies. Certain activities require the submission and approval of environmental impact assessments. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers, and employees. We cannot assure investors that we will be able to obtain or maintain all necessary permits that may be required to continue our operation or our exploration of our properties or, if feasible, to commence development, construction or operation of mining facilities at such properties on terms which enable operations to be conducted at economically justifiable costs. If we are unable to obtain or maintain permits or water rights for development of our properties or otherwise fail to manage adequately future environmental issues, our operations could be materially and adversely affected.

Because mineral exploration and development activities are inherently risky, we may be exposed to environmental liabilities and other dangers.  If we are unable to maintain adequate insurance or liabilities exceed the limits of our insurance policies, we may be unable to continue operations, which may result in a loss of an investors’ investment.

The business of mineral exploration and extraction involves a high degree of risk. Few properties that are explored are ultimately developed into production. Unusual or unexpected formations, formation pressures, fires, power outages, labor disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labor are other risks involved in extraction operations and the conduct of exploration programs. Previous mining operations may have caused environmental damage at certain of our properties. It may be difficult or impossible to assess the extent to which such damage was caused by us or by the activities of previous operators, in which case, any indemnities and exemptions from liability may be ineffective. If any of our properties are  found to have commercial quantities of uranium, we would be subject to additional risks respecting any development and production activities. Most exploration projects do not result in the discovery of commercially mineable deposits of uranium.

Although we carry liability insurance with respect to our mineral exploration operations, we may become subject to liability for damage to life and property, environmental damage, cave-ins or hazards against which we cannot insure or against which we may elect not to insure. In addition, the insurance industry is undergoing change and premiums are being increased. If premiums should increase to a level we cannot afford, we could not continue in business.

We face risks related to exploration and development, if warranted, on our properties.

Our level of profitability, if any, in future years will depend to a great degree on uranium prices and whether any of our exploration stage properties can be brought into production. The exploration for and development of uranium deposits involves significant risks. It is impossible to ensure that the current and future exploration programs and/or feasibility studies on our existing properties will establish reserves. Whether a uranium ore body will be commercially viable depends on a number of factors, including, but not limited to: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; uranium prices, which cannot be predicted and which have been highly volatile in the past; mining, processing and transportation costs; perceived levels of political risk and the willingness of lenders and investors to provide project financing; labor costs and possible labor strikes; and governmental regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting materials, foreign exchange, environmental protection, employment, worker safety, transportation, and reclamation and closure obligations.

The only market for uranium is nuclear power plants world wide, and there are a limited number of customers.

We are dependent on a limited number of electric utilities that buy uranium for nuclear power plants. Because of the limited market for uranium, a reduction in purchases of newly produced uranium by electric utilities for any reason (such as plant closings) would adversely affect the viability of our business.

The price of alternative energy sources affects the demand for and price of uranium.

The attractiveness of uranium as an alternative fuel to generate electricity is to some degree dependent on the relative prices of oil, gas, coal and hydro-electricity and the possibility of developing other low cost sources for energy.

Public acceptance of nuclear energy is uncertain.

Maintaining the demand for uranium at current levels and future growth in demand will depend upon acceptance of nuclear technology as a means of generating electricity. Lack of public acceptance of nuclear technology would adversely affect the demand for nuclear power and potentially increase the regulation of the nuclear power industry.

If we cannot add additional reserves to replace production in the future, we would not be able to remain in business.

Our future uranium production, cash flow and income are dependent upon our ability to mine our current properties and acquire and develop additional reserves. We cannot assure investors that our properties will be placed into production or that we will be able to continue to find and develop or acquire additional reserves.

Competition from better-capitalized companies affects prices and our ability to acquire properties and personnel.  Because we have limited capital, inherent mining risks pose a significant threat to us compared to our larger competitors.

There is global competition for uranium properties, capital, customers and the employment and retention of qualified personnel. In the production and marketing of uranium, there are approximately 15 major producing entities, some of which are government controlled and all of which are significantly larger and better capitalized than we are. Many of these organizations also have substantially greater technical, manufacturing and distribution resources than we have.  We also compete with uranium recovered from the de-enrichment of highly enriched uranium obtained from the dismantlement of United States and Russian nuclear weapons and imports to the United States of uranium from the former Soviet Union.  In addition, there are numerous entities in the market that compete with us for properties and are attempting to become licensed to operate ISR facilities.  Because we have limited capital, we are unable to withstand significant losses that can result from inherent risks associated with mining, including environmental hazards, industrial accidents, flooding, interruptions due to weather conditions and other acts of nature. Such risks could result in damage to or destruction of our infrastructure and production facilities, as well as to adjacent properties, personal injury, environmental damage and processing and production delays, causing monetary losses and possible legal liability.

Industry-wide competition for exploration, development, mining and milling equipment could delay production.

Competition and unforeseen limited sources of supplies in the industry could result in occasional spot shortages of supplies, and certain equipment such as bulldozers, drilling rigs, logging trucks and other equipment that we might need to conduct exploration development, mining and milling.  We will attempt to locate additional products, equipment and materials as needed. If we cannot find the products and equipment we need, we will have to suspend our exploration and development plans until we do find the products and equipment we need.  These types of shortages could delay our production.

Our business could be harmed if we lose the services of our key personnel.

Our business and mineral exploration programs depend upon our ability to employ the services of geologists, accountants and other experts.  In operating our business and in order to continue our programs, we compete for the services of professionals with other mineral exploration companies and businesses.  In addition, several entities have expressed an interest in hiring certain of our employees.  Our ability to maintain and expand our business and continue our exploration programs may be impaired if we are unable to continue to employ or engage those parties currently providing services and expertise to us or identify and engage other qualified personnel to do so in their place.  To retain key employees, we may face increased compensation costs, including potential new stock incentive grants.

Over 50.7% of our common stock is controlled by 4 record owners and management.

Over 39.7% of our common stock is controlled by four stockholders of record. In addition, our directors and officers are the beneficial owners of approximately 11.0% of our common stock. This includes, with respect to both groups, shares that may be purchased upon the exercise of outstanding options. Such ownership by the Company’s principal shareholders, executive officers and directors may have the effect of delaying, deferring, preventing or facilitating a sale of the Company or a business combination with a third party.

The availability for sale of a large amount of shares may depress the market price of our common stock.

As of June 27, 2008, 55,601,049 shares of our common stock are currently outstanding, all of which are registered or otherwise transferable. The availability for sale of such a large amount of shares may depress the market price of our common stock and impair our ability to raise additional capital through the public sale of our common stock. We have no arrangement with any of the holders of the foregoing shares to address the possible effect on the price of our common stock of the sale by them of their shares.

USE OF PROCEEDS

The proceeds from the sale of the common stock covered by this prospectus will be received by the selling shareholders.  We will not receive any proceeds from the sale by any selling shareholder of the shares of common stock offered by this prospectus.

SELLING STOCKHOLDERS

We are registering for resale the shares covered by this prospectus on behalf of the stockholders identified below.  The stockholders acquired the resale shares from us in a private placement.  We are registering the shares to permit the stockholders and their pledgees, donees, transferees and other successors-in-interest that receive their shares from a stockholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus to resell the shares when and as they deem appropriate.  The following table sets forth:

•                  the name of the stockholders;

•                  the number and percent of shares of our common stock that the stockholders beneficially owned prior to the offering for resale of the shares under this prospectus;

•                  the number of shares of our common stock that may be offered for resale for the account of the stockholders under this prospectus; and

•                  the number and percent of shares of our common stock to be beneficially owned by the stockholders after the offering of the resale shares (assuming all of the offered resale shares are sold by the stockholders).

The number of shares in the column “Number of Shares Being Offered” represents all of the shares that each stockholder may offer under this prospectus.  We do not know how long the stockholders will hold the shares before selling them or how many shares they will sell and we currently have no agreements, arrangements or understandings with any of the stockholders regarding the sale of any of the resale shares.  The shares offered by this prospectus may be offered from time to time by the stockholders listed below.

This table is prepared solely based on information supplied to us by the listed stockholders, any Schedules 13D or 13G and Forms 3 and 4, and other public documents filed with the SEC, and assumes the sale of all of the resale shares.  The applicable percentages of beneficial ownership are based on an aggregate of 55,601,049  shares of our common stock issued and outstanding on June 27, 2008, adjusted as may be required by rules promulgated by the SEC.

	Shares Beneficially Owned Prior to Offering		Number of Shares Being	Shares Beneficially Owned After Offering
Stockholders	Number(1)	Percent(2)	Offered(1)	Number	Percent(2)
Mellon Bank custodian for PERSI / ZCG(3)	2,614,700	4.69%	414,700	2,200,000	3.96%
City of Milford Pension & Retirement Fund(3)	1,131,500	2.03%	201,500	930,000	1.67%
City of Stamford Firemen’s Pension Fund(3)	536,500		97,500	439,000
Booth & Co.(3)	313,900		68,900	245,000
Domenic J. Mizio(3)	414,100		61,100	353,000
Theeuwes Family Trust, Felix Theeuwes Trustee(3)	209,600		41,600	168,000
Vicente & Marie Citarella JTWROS(3)	5,200		5,200	—
Donald and Dan-Thanh Devivo(3)	15,290		2,990	12,300
James F. Cleary(3)	14,700		2,600	12,100
Mary I. Estabil(3)	6,450		2,600	3,850
Cougar Trading LLC(4)(5)	629,759	1.13%	130,000	499,759
RHP Master Fund Ltd(6)	299,539		299,539	—
UBS O’Connor LLC F/B/O: O’Connor Pipes Corporate Strategies Master Limited(7)	449,308		449,308	—
Iroquois Master Fund Ltd(8)	299,538		299,538	—
Rockmore Investment Master Fund Ltd(9)	299,539		299,539	—
Portside Growth and Opportunity Fund(10)(11)	599,079	1.07%	599,079	—

	Shares Beneficially Owned Prior to Offering		Number of Shares Being	Shares Beneficially Owned After Offering
Stockholders	Number(1)	Percent(2)	Offered(1)	Number	Percent(2)
Cranshire Capital LP(12)	449,308		449,308	—
Hudson Bay Fund LP(13)	98,848		98,848	—
Hudson Bay Overseas Fund Ltd(14)	200,691		200,691	—
Truk International Fund LP(15)	43,531		43,531	—
Truk Opportunity Fund LLC(16)	106,583		106,583	—
Heller Capital Investments(17)	269,584		269,584	—
Octagon Capital Partners(18)	29,953		29,953	—
Straus – GEPT Partners LP(19)	102,500		44,200	58,300
Straus Partners LP(20)	152,500		66,300	86,200

(1) These share totals include shares underlying warrants to purchase common stock, currently exercisable. These warrants are held as follows: Mellon Bank custodian for PERSI/ZCG, 95,700; City of Milford Pension & Retirement Fund, 46,500; City of Stamford Firemen’s Pension Fund, 22,500; Booth & Co., 15,900; Domenic J. Mizio, 14,100; Theeuwes Family Trust, Felix Theeuwes Trustee, 9,600; Vicente & Marie Citarella JTWROS, 1,200; Donald and Dan-Thanh Devivo, 690; James F. Cleary, 600; Mary I. Estabil, 600; Cougar Trading LLC, 30,000; RHP Master Fund Ltd, 69,124; UBS O’Connor LLC F/B/O: O’Connor Pipes Corporate Strategies Master Limited, 103,686; Iroquois Master Fund Ltd, 69,124; Rockmore Investment Master Fund Ltd, 69,124; Portside Growth and Opportunity Fund, 138,249;  Cranshire Capital LP, 103,686; Hudson Bay Fund LP, 22,811; Hudson Bay Overseas Fund Ltd, 46,313; Truk International Fund LP, 10,045; Truk Opportunity Fund LLC, 24,596; Heller Capital Investments, 62,211; Octagon Capital Partners, 6,912; Straus – GEPT Partners LP, 10,200; Straus Partners LP, 15,300.

(2) If greater than 1%.

(3) Zesiger Capital Group, LLC (ZCG) is the investment adviser for Public Employee Retirement System of Idaho, City of Milford Pension and Retirement Fund, City of Stamford Fireman’s Pension Fund, City of Norwalk Employee Pension Fund, Domenic J. Mizio, Theeuves Family Trust, Vicente & Marie Citarella JTWROS, Donald and Dan-Thanh Devivo, James F. Cleary and Mary I. Estabil. In its capacity as investment adviser, ZCG has dispositive and/or voting authority with respect to the shares in this prospectus.  The persons at ZCG that can exercise such authority are the Managing Directors and they currently are:  Albert L. Zesiger, Barrie R. Zesiger, James F. Cleary, John Kayola and Robert K. Winters.

(4) The Senior Managing Member of Cougar Trading, LLC is Emanuel E. Geduld. Mr. Geduld exercises voting and dispositive power over the shares.

(5) Emanuel E. Geduld, Senior Managing Member of Cougar Trading, LLC owns <1% of Merrill Lynch & Co., Inc. directly and indirectly which was acquired in a merger with Herzeg Heine & Geduld, Inc. Mr. Geduld also owns <1% of Hudson Holding Corp. acquired in a private placement. Both positions are held for investment purposes only.

(6) RHP Master Fund, Ltd. is a party to an investment management agreement with Rock Hill Investment Management, L.P., a limited partnership of which the general partner is RHP General Partner, LLC. Pursuant to such agreement, Rock Hill Investment Management directs the voting and disposition of shares owned by RHP General Partner. The aforementioned entities and individuals disclaim beneficial ownership of the Company’s securities owned by the RHP Master Fund.

(7) The selling security holder (O’Connor Pipes Corporate Strategies Master Limited) is a fund which cedes investment control to UBS O’Connor LLC (The Investment Manager). The Investment Manager makes all the investment/voting decisions. UBS O’Connor LLC is a wholly owned subsidiary of UBS AG which is listed and traded on the NYSE.

(8) Joshua Silverman has voting and investment control over the shares held by Iroquois Master Fund Ltd. Mr. Silverman disclaims beneficial ownership of these shares.

(9) Rockmore Capital, LLC (“Rockmore Capital”) and Rockmore Partners, LLC (“Rockmore Partners”), each a limited liability company formed under the laws of the State of Delaware, serve as the investment manager and general partner, respectively, to Rockmore Investments (US) LP, a Delaware limited partnership, which invests all of its assets through Rockmore Investment Master Fund Ltd., an exempted company formed under the laws of Bermuda (“Rockmore Master Fund”).  By reason of such relationships, Rockmore Capital and Rockmore Partners may be deemed to share dispositive power over the shares of our common stock owned by Rockmore Master Fund. Rockmore Capital and Rockmore Partners disclaim beneficial ownership of such shares of our common stock.  Rockmore Partners has delegated authority to Rockmore Capital regarding the portfolio management decisions with respect to the shares of common stock owned by Rockmore Master Fund and, as of June 26, 2008.  Mr. Bruce T. Bernstein and Mr. Brian Daly, as officers of Rockmore Capital, are responsible for the portfolio management decisions of the shares of common stock owned by Rockmore Master Fund.  By reason of such authority, Messrs. Bernstein and Daly may be deemed to share dispositive power over the shares of our  common stock owned by Rockmore Master Fund.  Messrs. Bernstein and Daly disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such authority.  No other person has sole or shared voting or dispositive power with respect to the shares of our common stock as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. No person or “group” (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC’s Regulation 13D-G) controls Rockmore Master Fund.

(10) Ramius LLC (“Ramius”) is the investment adviser of Portside Growth and Opportunity Fund (“Portside”) and consequently has voting control and investment discretion over securities held by Portside.  Ramius disclaims beneficial ownership of these securities. C4S & Co., L.L.C. (“C4S”) is the managing member of Ramius and may be considered the beneficial owner of any securities deemed to be beneficially owned by Ramius. C4S disclaims beneficial ownership of these securities.  Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S and may be considered beneficial owners of any securities deemed to be beneficially owned by C4S.  Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these securities.

(11) The investment advisor to Portside Growth and Opportunity Fund is Ramius, LLC. An affiliate of Ramius, LLC is a NASD member.  However, this affiliate will not sell any shares purchased in this offering by Portside Growth and Opportunity Fund and will receive no compensation whatsoever in connection with sales of shares purchased in this transaction.

(12) Downsview Capital, Inc. (“Downsview”) is the general partner of Cranshire Capital, L.P. (“Cranshire”) and consequently has voting control and investment discretion over securities held by Cranshire. Mitchell P. Kopin (“Mr. Kopin”), President of Downsview, has voting control over Downsview.  As a result, each of Mr. Kopin, Downsview and Cranshire may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the shares owned by Cranshire which are being registered hereunder.

(13) Sander Gerber, Yaov Roth and John Doscas share voting and investment power over these securities.  Each of Sander Gerber, Yaov Roth and John Doscas disclaim beneficial ownership over the securities held by Hudson Bay Fund LP.

(14) Sander Gerber, Yaov Roth and John Doscas share voting and investment power over these securities.  Each of Sander Gerber, Yaov Roth and John Doscas disclaim beneficial ownership over the securities held by Hudson Bay Overseas Fund LTD.

(15) Michael E. Fein and Stephen E. Saltzstein, as principals of Atoll Asset Management, LLC, the Managing Member of Truk International Fund, LP, exercise investment and voting control over the shares of our common stock owned by Truk International Fund, LP.  Both Mr. Fein and Mr. Saltzstein disclaim beneficial ownership of the shares of our common stock owned by Truk International Fund, LP.

(16) Michael E. Fein and Stephen E. Saltzstein, as principals of Atoll Asset Management, LLC, the Managing Member of Truk Opportunity Fund, LLC, exercise investment and voting control over the shares of our common stock owned by Truk Opportunity Fund, LLC.  Both Mr. Fein and Mr. Saltzstein disclaim beneficial ownership of the shares of our common stock owned by Truk Opportunity Fund, LLC.

(17) The CIO of Heller Capital Investments is Ronald I. Heller.  Mr. Heller exercises voting and dispositive power over the shares.

(18) The General Partner of Octagon Capital Partners is Steven Hart.  Mr. Hart exercises voting and dispositive power over the shares.

(19) Melville Straus exercises voting and dispositive power over the shares of Straus-GEPT Partners, L.P.

(20) Melville Straus exercises voting and dispositive power over the shares of Straus Partners, L.P.

PLAN OF DISTRIBUTION

The selling stockholders may sell the shares being offered from time to time in one or more transactions:

•                  on the NASDAQ Global Market or otherwise;

•                  in the over-the-counter market;

•                  in negotiated transactions;

•                  through broker-dealers, who may act as agents or principals;

•                  through one or more underwriters on a firm commitment or best efforts basis;

•                  through the writing of options on shares, whether the options are listed on an options exchange or otherwise; or

•                  a combination of such methods of sale.

The selling stockholders may sell the shares at market prices prevailing at the time of sale, at prices related to those market prices or at negotiated prices. The selling stockholders also may sell the shares pursuant to Rule 144 adopted under the Securities Act, as permitted by that rule. The selling stockholders may effect transactions by selling shares directly to purchasers or to or through broker-dealers. The broker-dealers may act as agents or principals. The broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers of the shares. The compensation of any particular broker-dealer may be in excess of customary commissions. Because the selling stockholders and broker-dealers that participate with the selling stockholders in the distribution of shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. Any commissions received by them and any profit on the resale of shares may be deemed to be underwriting compensation.

The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

The shares will be sold through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, each selling stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

We will bear all costs, expenses and fees in connection with the registration of the shares. The selling stockholders will bear all commissions and discounts, if any, attributable to the sales of the shares. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. The selling stockholders have agreed to indemnify certain persons, including broker-dealers and agents, against certain liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.

Upon notification to us by a selling stockholder that any material arrangement has been entered into with broker-dealers for the sale or purchase of shares, we will file a supplement to this prospectus, if required, disclosing:

•                  the name of the participating broker-dealers;

•                  the number of shares involved;

•                  the price at which such shares were sold;

•                  the commissions paid or discounts or concessions allowed to such broker-dealers, where applicable;

•                  that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•                  other facts material to the transaction.

In addition, upon being notified by a selling stockholder that a donee or pledgee intends to sell more than 500 shares, we will file a supplement to this prospectus.

The maximum commission or discount to be received by any member of the Financial Industry Regulatory Authority, Inc., or independent broker-dealer, will not be greater than 8% of the initial gross proceeds from the sale of any security sold in the offering.

DESCRIPTION OF COMMON STOCK

Our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.001 per share. As of June 27, 2008, 55,601,049 shares of our common stock were issued and outstanding, all of which are fully paid and non-assessable. We also have outstanding warrants and ratchet warrants, each issued in connection with our private placement transaction completed on May 16, 2008, and each as described in our Current Report on Form 8-K filed on May 19, 2008 and incorporated herein by reference. There are no preemptive, subscription, conversion or redemption rights pertaining to our common stock. The absence of preemptive rights could result in a dilution of the interest of existing shareholders should additional shares of common stock be issued. Holders of our common stock are entitled to receive such dividends as may be declared by our Board of Directors out of assets legally available therefore and to share ratably in our assets upon liquidation.

Each share of our common stock is entitled to one vote for all purposes and cumulative voting is not permitted in the election of directors. Accordingly, the holders of more than fifty percent of all of the outstanding shares of our common stock can elect all of the directors. Matters to be voted upon by the holders of our common stock require the affirmative vote of a majority of the votes cast at a shareholders meeting at which a quorum is present.

Corporate Stock Transfer, Denver, Colorado is the transfer agent and registrar for our common stock.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Baker & Hostetler LLP, Denver, Colorado.

EXPERTS

The consolidated financial statements of Uranium Resources, Inc.  for each of the fiscal years ended December 31, 2007, December 31, 2006 and December 31, 2005, incorporated by reference in this prospectus and registration statement have been audited by Hein & Associates LLP, independent registered public accounting firm, as set forth in their report, incorporated by reference, and are incorporated by reference in reliance upon that report given on the authority of Hein & Associates LLP as experts in accounting and auditing.

                The information regarding our uranium mineralized materials in New Mexico incorporated by reference in this prospectus is included in reliance on the report submitted by Behre Dolbear & Company (USA), an independent private engineering firm, and has been included herein in reliance on the authority of such firm as experts in geology and engineering.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC.  You may read, without charge, and copy the documents we file at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois.  You can request copies of these documents by writing to the SEC and paying a fee for the copying cost.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.  Our SEC filings are also available to the public at no cost from the SEC’s website at http://www.sec.gov.

INFORMATION INCORPORATED BY REFERENCE

We incorporate by reference the filed documents listed below, except as superseded, supplemented or modified by this prospectus, and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act:

•                  our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed on March 17, 2008;

•                  our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2007, filed on April 10, 2008;

•                  our definitive Proxy Statement for our Annual Meeting of Stockholders held on July 12, 2007;

•                  our Current Reports on Form 8-K filed on February 2, 2008, March 17, 2008, May 14, 2008, May 19, 2008, June 12, 2008 and June 27, 2008; and

•                  our Form 10-Q filed on May 12, 2008.

The reports and other documents that we file after the date of this prospectus will update, supplement and supersede the information in this prospectus.  You may request and obtain a copy of these filings, at no cost, by writing or telephoning us at the following address or phone number:

Uranium Resources, Inc.
405 State Highway Bypass 121,
Building A, Suite 110
Lewisville, Texas 75067
Attn: David N. Clark
(972) 219-3330

You should rely only on the information contained in this prospectus.  We have not authorized anyone to provide you with information different from that contained in this prospectus or any prospectus supplement.  This prospectus is not an offer of these securities in any jurisdiction where an offer and sale is not permitted.  The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

4,284,691 Shares

of Common Stock

Uranium Resources, Inc.

Prospectus

July 18, 2008